

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 22, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Martin Thorp
Chief Financial Officer
Four Rivers Bioenergy, Inc.
1637 Shar-Cal Road
P.O. Box 1056
Calvert City, Kentucky   42029

> **RE: Four Rivers Bioenergy, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed February 13, 2009**
> **File No. 000-51574**

Dear Mr. Thorp:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 30

1.   We see that you intend on developing a Bio Fuel plant in Kentucky and that you currently do not have the financial resources to complete the proposed project. In future filings please provide an estimate of the expected financing required to complete the Kentucky facility and to achieve that component of your business plan. Also, describe the proposed timing for raising the financing and completing the project. For guidance on liquidity and capital resources disclosures please refer to Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-3

2.   We see that in 2008 you recorded $296,714 of other income attributed to forgiveness of debt by a former director. Please tell us whether the director was also a shareholder; and, if so, please tell us why the forgiveness of debt should not be treated as a capital transaction under FASB ASC 850-10-60-3 and FASB ASC 470-50-40-2. Please also refer to SAB 79.

Consolidated Statements of Cash Flows, page F-5

3.   We see from pages 26 and F-16 that in September 2008 you received over $3 million of monies held in escrow due to the resolution of a property dispute with Reed Trust. Please tell us how the return of the amount in escrow is reflected in the consolidated statement of cash flows for the fiscal year ended October 31, 2008.

Note 2. Summary of Significant Accounting Policies, page F-7

Impairment of long-lived assets, page F-10

4.   You disclose that you have "based" your impairment loss on an independent appraisal and you refer to conclusions from that report in your disclosure. Please tell us the nature and extent of the third-party's involvement in your decision-making process associated with the referenced valuation. While you (management) may elect to take full responsibility for valuing the land, if you choose to continue to refer to the expert, you may need to revise to name them

and to include their consent as an exhibit in any registration statement that includes or incorporates this disclosure in compliance with Securities Act Rule 436. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 10. Stockholder's Equity, page F-16

5.   We see from page F-5 that you issued shares for services. Please revise future filings to disclose the nature of the services received and the accounting for the shares issued, including valuation technique. Refer to FASB ASC 505-50-30.

Item 9A(T). Controls and Procedures, page 62

6.   You state that "disclosure controls and procedures are effective in recording, processing, summarizing and reporting information required to be reported within the time periods specified in the Securities and Exchange Commission's rules and forms." In future filings if you present a definition of disclosure controls and procedures after the word "effective," please present a definition consistent with the full definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

7.   We note that the introductory paragraph of each Sarbanes-Oxley Section 302 certification identifies both the name and title of the certifying individual. The certification is the representation of the individual. Accordingly, in future filings please delete the title of the certifying individual from the introductory paragraph and only identify the certifying individual by name in that paragraph.

8.   As a related matter, we note that you deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of the certification. The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect. Please revise in future filings.

Form 10-Q for the quarterly period ended July 31, 2009

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies, page 9

Revenue Recognition, page 9

9.   We see that you recognized revenue in the most recent quarter on the trial basis
        operations of your UK biodiesel plant. In future filings please more fully describe
        how you apply the four general revenue recognition criteria enumerated in your
        disclosure. In that regard, please clarify what you consider to be pervasive
        evidence of an arrangement. Also, clarify whether delivery occurs at shipment or
        at some other point. As you are providing product on a trial basis, please also
        clarify whether there any other terms and conditions of sales outside of those
        typical for your product.

10.   As a related matter, we reference the general discussion on page 9 of discounts,
        rebates, returns and allowances. In future filings please describe the nature and
        terms of actual programs for discounts and rebates. Also, describe your return
        and warranty policies. As you disclose that the facility is operating on a trial
        basis, please also clarify whether there are any customer acceptance and/or post-
        shipment obligations associated with the testing stage customer arrangements.

Note 4. Asset Acquisitions, page 15

11.   Regarding the acquisitions of the Kriedo and UK biodiesel plant assets, please
        provide us with your analysis of why these transactions are acquisitions of assets
        rather than business combinations. Refer to EITF Issue No. 98-3, "Determining
        Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of
        a Business," for guidance on determining whether an asset group constitutes a
        business.

12.   In this regard, please tell us how you considered the requirements of Rule 8-04 of
        Regulation S-X in assessing whether you should provide financial statements on
        Form 8-K for the Kriedo and UK biodiesel plant asset acquisitions. Please
        reference the criteria under Rule 11-01(d) of Regulation S-X for guidance on
        determining whether an acquisition constitutes a business.

Acquisition of Kreido Assets, page 15

13.   We see that you issued cash, stock and a warrant for the assets acquired. Please
        tell us and revise future filings to disclose how you measured and valued the cost
        of the assets acquired. Please also tell us the basis in GAAP for recording the

escrowed shares as a "deferred credit" on the balance sheet before the contingency has been resolved.

14. As a related matter, please tell us and revise future filings to disclose how you allocated the cost of the assets to the tangible and intangible assets acquired.

Acquisition of Biodiesel Plant Assets, page 16

15. You state on page 16 that the cost of the acquisition of the UK biodiesel plant and other assets was $809,277. Please tell us and revise future filings to disclose the composition of the purchase price and how you determined the cost of the assets acquired. Please tell us whether the valuation of the assets acquired has been completed and, if so, how you determined the value of the assets recognized.

Results of Operations, page 23

16. We note that within your discussion of results of operations you refer to certain expenses or charges as "non-recurring." Please tell us the basis for identifying those charges as "non-recurring."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Acquisition – Kreido, page 21

17. In future filings please disclose whether the Kreido technology is complete and subject to commercialization in its current state. If it is not, in future filings please disclose the nature and extent of the actions necessary to complete the technology. Also disclose the expected timing, expected costs and the specific risks to your business if you are not able to complete and commercialize the technology.

Asset Acquisition – Biodiesel Plant, page 22

18. In future filings please provide an estimate of the expected costs required to bring the UK biodiesel plant to profitable commercial operations as referred to in your disclosure. Also, describe the proposed timing for raising the financing and completing the project. If you have entered into commitments to fund the operations of the facility, please disclose and quantify. Describe the specific risks to your business and ownership of the project if you are not able to raise required financing. For guidance on liquidity and capital resources disclosures, please refer to Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

19.   You disclose that the administrator of the UK biodiesel plant sold the project to Four Rivers for less than $1 million, a discount of $24 million from the carrying value of the assets. You also disclose that the facility is complete and that it includes 147 acres of land. In future filings please clarify (1) the basis in GAAP on which the $24 million was determined and (2) why management believes that the administrator was willing to sell the project for less than $1 million.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Martin Thorp
Four Rivers Bioenergy, Inc.
October 22, 2009
Page 7

       You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

                    Sincerely,

                    Gary Todd
                    Accounting Reviewer